NO ACT

PE 12-17-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005727

February 11, 2011

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, DC 20005-2111

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-11-2011

Re: Verizon Communications Inc.
Incoming letter dated December 17, 2010

Dear Mr. Gerber:

This is in response to your letters dated December 17, 2010 and January 12, 2011 concerning the shareholder proposal submitted to Verizon by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 7, 2011, January 9, 2011, January 10, 2011, January 13, 2011, January 17, 2011, January 20, 2011, January 23, 2011, and January 26, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 11, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 17, 2010

The proposal relates to special meetings.

We are unable to concur in your view that Verizon may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that Verizon raises valid concerns regarding whether the letter documenting the proponent's ownership is "from the 'record' holder" of the proponent's securities, as required by rule 14a-8(b)(2)(i). However, we also note that the person whose signature appears on the letter has represented in a letter dated January 21, 2011 that the letter was prepared under his supervision and that he reviewed it and confirmed it was accurate before authorizing its use. In view of these representations, we are unable to conclude that Verizon has met its burden of establishing that the letter is not from the record holder of the proponent's securities. In addition, under the specific circumstances described in your letter, we are unable to concur in your view that the proponent was required to provide additional documentary support evidencing that he satisfied the minimum ownership requirement as of the date that he revised his proposal. Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 26, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 8 Rule 14a-8 Proposal
Verizon Communications Inc. (VZ)
Special Shareowner Meetings
Kenneth Steiner

Ladies and Gentlemen:

This responds further to the December 17, 2010 company request (supplemented) to avoid this established rule 14a-8 proposal.

The company is attempting to take maximum advantage of a situation beyond the control of the proponent who has been a shareholder for more than a decade: A broker in the process of transferring his accounts to another broker after nearly two decades in business.

The broker was a reliable source of broker letters for many years. This may explain why the company apparently gave the 2011 broker letter only a quick glace when it was received.

The proponent and his agent were not in favor of the broker transferring his accounts to another broker after nearly two decades. However the broker is an independent businessman and he made his own decision.

Mr. Steiner continues to own the required stock and will receive a ballot for the 2011 annual meeting. Mr. Steiner has a powerful incentive to continue to own the same stock that he has owned more than a decade because he will not be able to submit a rule 14a-8 proposal for 2012 unless he does.

The company implicitly claims that it can take advantage of this situation and furthermore not even follow proper procedure in doing so.

The company now claims that it did not need to include a copy of rule 14a-8 its November 16, 2010 request for a broker letter. With this omission the company leaves it up to the proponent party to guess whether the previous copy of rule 14a-8 no longer applies or may have been revised, and if so, whether the company is requesting compliance with a previous rule 14a-8 copy or a revision. And the company thus puts the proponent in Catch-22 because if the proponent were to ask the company for this clarification, the company would insist it has no obligation to send the proponent more than one letter in regard to a broker letter.

The company provided no evidence that the company "attach[ed] a copy of rule 14a-8(b) to the notice" as required by Staff Legal Bulletin No. 14B.

Staff Legal Bulletin No. 14B (CF) states (emphasis added):

2. Is there any further guidance to companies with regard to what their notices of defect(s) should state about demonstrating proof of the shareholder proponent's ownership? ...

We have expressed the view consistently that **a company does not meet its obligation to provide appropriate notice** of defects in a shareholder proponent's proof of ownership where the company refers the shareholder proponent to rule 14a-8(b) but does not either:

address the specific requirements of that rule in the notice; or

attach a copy of rule 14a-8(b) to the notice.

The company failed to follow proper procedure if it hopes to avoid any rule 14a-8 proposal. The company failed to cite one precedent for a no action decision, that ignored proper procedure in this manner, and allowed a company to avoid a rule 14a-8 proposal.

The company also implicitly claims that it need not examine 10-words of handwriting in a broker letter until the company decides to file a no action request. The company implicitly claims that when it asked for a second broker letter on November 16, 2010 it need not address any issue in a broker letter that the company already received for the same proposal. The company also failed to cite one precedent to support such an omission.

This is to request that the Securities and Exchange Commission allow the revised resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Mary Louise Weber <mary.l.weber@verizon.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 23, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
Verizon Communications Inc. (VZ)
Special Shareowner Meetings
Kenneth Steiner

Ladies and Gentlemen:

This responds further to the December 17, 2010 company request (supplemented) to avoid this established rule 14a-8 proposal.

The company refers to the Apache case which stated, "This ruling is narrow. This court does not rule on what Chevedden had to submit to comply with rule 14a-8(b)(2)." This was another way of saying that issuers should not cite this decision in no-action requests to the SEC.

In the Apache case the court also stated, "The letters Apache cites to show that the S.E.C. staff retreated from its *Hain Celestial* position do not provide support for that proposition."

Attached is an additional letter from Mark Filiberto, President, DJF Discount Brokers from September 1992 until November 15, 2010. The broker letter for the company was prepared under the supervision of Mark Filiberto who signed the letter. Mark Filiberto reviewed and approved the 2011 broker letters that have his signature for the company and for other companies.

This is to request that the Securities and Exchange Commission allow the revised resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Mary Louise Weber <mary.l.weber@verizon.com>

records. Apache's records do not identify the beneficial owners of the shares held in the name of Cede & Co. Chevedden argues that Rule 14a-8(b)(2) was satisfied by a letter from RTS, his "introducing broker." *Id.* Apache argues that Rule 14a-8(b)(2) required Chevedden to prove his stock ownership by obtaining a confirming letter from the DTC or by becoming a registered owner of the shares. Apache has moved for a declaratory judgment that it may exclude Chevedden's shareholder proposal from the proxy materials because he failed to do either. (Docket Entry No. 11). Chevedden has responded and asked for a declaratory judgment that his proposal met the Rule 14a-8(b)(2) requirements. (Docket Entry No. 17).[1] Apache has replied. (Docket Entry No. 18).

Based on the motion, response, and reply; the record; and the applicable law, this court grants Apache's motion for declaratory judgment and denies Chevedden's motion. The ruling is narrow. This court does not rule on what Chevedden had to submit to comply with Rule 14a-8(b)(2). The only ruling is that what Chevedden did submit within the deadline set under that rule did not meet its requirements.

The reasons for this ruling are explained below.

I. Background

A. Proof of Securities Ownership

It has been decades since publicly traded companies printed separate certificates for each share, sold them separately to the individual investors, kept track of subsequent sales of the shares, and maintained comprehensive lists identifying the shareholders, the number of the shares they held, and the duration of their ownership. Nor are securities certificates any longer traded directly by brokers on exchanges, with the shares recorded in the brokers' "street name" in a company's

[1] At a hearing held on February 11, Chevedden objected to this court exercising personal jurisdiction over him. (Docket Entry No. 10). Apache filed a brief on that issue. (Docket Entry No. 12). In his brief on the merits, however, Chevedden stated that he is no longer challenging personal jurisdiction. (Docket Entry No. 17).

R&R Planning Group LTD
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

Each of the DJF Discount Brokers letters for Mr. Kenneth Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter.

Sincerely,



January 21, 2011

Mark Filiberto
President, DJF Discount Brokers from September 1992 until November 15, 2010

Mark Filiberto
R&R Planning Group LTD

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 20, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
Verizon Communications Inc. (VZ)
Special Shareowner Meetings
Kenneth Steiner

Ladies and Gentlemen:

This responds further to the December 17, 2010 company request to avoid this rule 14a-8 proposal.

The company refers to the Apache case which stated, "This ruling is narrow. This court does not rule on what Chevedden had to submit to comply with rule 14a-8(b)(2)." This was another way of saying that issuers should not cite this decision in no-action requests to the SEC.

In the Apache case the court also stated, "The letters Apache cites to show that the S.E.C. staff retreated from its *Hain Celestial* position do not provide support for that proposition."

This is to request that the Securities and Exchange Commission allow the revised resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Mary Louise Weber <mary.l.weber@verizon.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 17, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Verizon Communications Inc. (VZ)
Special Shareowner Meetings
Kenneth Steiner

Ladies and Gentlemen:

This responds further to the December 17, 2010 request to avoid this rule 14a-8 proposal.

Rule 14a-8 has two key requirements, first (emphasis added):
"In order to be eligible to submit a proposal, you must have *continuously* held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must *continue* to hold those securities through the date of the meeting."

And second (emphasis added):
"Your written statement that you intend to *continue* ownership of the shares through the date of the company's annual or special meeting."

The company argument is addressed to a scenario where a proponent withdraws his original proposal and then submits a revision of it a month later.

It does not make sense to impose a revision penalty on a rule 14a-8 proposal *continuously* before the company. A revision can provide more updated information for shareholders to consider in voting at the annual meeting. A revision can also provide corrections or modifications which can then result in avoiding the no action process altogether and save the company the effort of the no action process. There is no good reason to discourage revisions.

With the use of revisions companies have the benefit of advance notice of rule 14a-8 proposals that are *continuously* before the company. It is inconsistent for companies to ask for a penalty in return for a benefit received.

On the other hand companies make frequent use of even untimely revisions in submitting management opposition statements to proponents. Companies even receive automatic waivers for their late revisions in regard to the rule 14a-8 requirement to give proponents 30-days advance notice of management opposition statements.

Revisions, or the root of the word revision, is mentioned 50-times in Rule 14a-8 and the associated Staff Legal Bulletins 14 through 14E. Yet there is not one notation that a revision triggers a requirement for a second broker letter.

This is to request that the Securities and Exchange Commission allow the revised resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Mary Louise Weber <mary.l.weber@verizon.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Verizon Communications Inc. (VZ)
Special Shareowner Meetings
Kenneth Steiner

Ladies and Gentlemen:

This responds further to the December 17, 2010 request to block this rule 14a-8 proposal. The company January 12, 2011 letter does not address the text attached from my January 9, 2011 Letter with one exception. Otherwise the January 12, 2011 company letter simply reiterates stale rebutted claims and offers nothing new.

The one exception is that the company now claims that it need not include a copy of rule 14a-8 its November 16, 2010 request for a broker letter. With this omission the company leaves it up to the proponent party to guess whether the previous copy of rule 14a-8 no longer applies or may have been revised, and if so, whether the company is requesting compliance with a previous rule 14a-8 copy or a revision. And the company thus puts the proponent in Catch-22 because if the proponent were to ask the company for this clarification, the company insists it has no obligation to send the proponent more than one letter in regard to a broker letter.

The company argument to support its incomplete notice opens the door for companies to argue that they are free to omit a copy of rule 14a-8 because they sent the proponent a copy of rule 14a-8 one to twelve months earlier.

This is to request that the Securities and Exchange Commission allow the revised resolution to stand and be voted upon in the 2011 proxy. Additional rebuttal is under preparation.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Mary Louise Weber <mary.l.weber@verizon.com>

January 9, 2011 text not addressed:
The company does not adequately explain how under the rule, it can send a November 16, 2010 request for a broker letter and completely fail to address any perceived issue whosoever with the one-page October 12, 2010 broker letter already received by the company – and then ask for relief.

The company did not give notice of any perceived defect in the writing on the one-page broker letter within the required 14-days. The company did not give notice of any perceived defect in the one-page broker letter based on its interpretation of the Apache case within the required 14-days.

The company broker letter request of November 16, 2010 was also not in compliance because the request failed to include a copy of rule 14a-8. The company provided no evidence that the company "attach[ed] a copy of rule 14a-8(b) to the notice" as required by Staff Legal Bulletin No. 14B.

Staff Legal Bulletin No. 14B (CF) states (emphasis added):

2. Is there any further guidance to companies with regard to what their notices of defect(s) should state about demonstrating proof of the shareholder proponent's ownership? ...

We have expressed the view consistently that **a company does not meet its obligation to provide appropriate notice** of defects in a shareholder proponent's proof of ownership where the company refers the shareholder proponent to rule 14a-8(b) but does not either:

address the specific requirements of that rule in the notice; or

attach a copy of rule 14a-8(b) to the notice.

With the October 7, 2010 original the company received the benefit of advance notice of the rule 14a-8 proposal. Now the company seeks to impose a two-broker letter penalty, that the company has not provided clear support for, after the company received the benefit of advance notice of the rule 14a-8 proposal. The resolved statement of this rule 14a-8 proposal was never revised. There is no relationship whosoever with submitting a revision and any indication that a proponent sold his stock or rescinded his recent commitment to hold the stock past the annual meeting.

Under rule 14a-8 the proponent is entitled to clear notice of any perceived issue with the one-page broker letter. When the company was given notice of the contradiction in its two broker letter request, the company simply ignored the proponent. Apparently the company would like to think that the proponent is entitled to clear notice only after the no action request process begins.

------ Forwarded Message **(No Company Response)**
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Tue, 16 Nov 2010 18:05:14 -0800
To: "Weber, Mary Louise" <mary.l.weber@verizon.com>
Conversation: Request for two broker letters (VZ) ≠

Subject: Request for two broker letters (VZ) ≠

Dear Ms. Weber, The attachment [of rule 14a-8] with the company October 11, 2010 letter [but omitted from the company November 16, 2010 request for a second broker letter] addressed revisions but did not speak of two broker letters. Therefore please let me know by Thursday of a relevant citation, if any, for the November 16, 2010 request for two broker letters.
Sincerely,
John Chevedden
cc: Kenneth Steiner

Both the company cited the practice of the Staff of allowing proponents to make revisions and the company reference to SLB 14, Section E.2. on revisions are in the context of revisions after the rule 14a-8 proposal due date. The company does not claim that the November 15, 2010 revision was after the rule 14a-8 due date.

Then the company unsupported fictional narrative says that the company "believes" an "update" is viewed as "superceding" and not simply "revising." The "update" therefore supposedly constitutes a "withdrawal." The company does not advise where to find these interpretations in Rule 14a-8 or the related Staff Legal Bulletins.

The company does not explain how a revision might be determined to be a new proposal when the resolved statements of each are identical:

[VZ: Rule 14a-8 Proposal, October 7, 2010]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 15% of our outstanding common stock (or the lowest percentage permitted by law above 15%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

[VZ: Rule 14a-8 Proposal, October 7, 2010, November 15, 2010 Revision]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 15% of our outstanding common stock (or the lowest percentage permitted by law above 15%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Mr. Kenneth Steiner has continuously owned 1809 shares of company stock since August 10, 2000. The company accepted Mr. Steiner's letter for his 2010 rule 14a-8 proposal with the exact same number of shares and purchase date. Mr. Steiner has not owned less than 1809 shares of company for more than 10-years – 10-times the holding period required according to rule 14a-8. Approximately 35 shares of company stock are required to submit a rule 14a-8 proposal. Mr. Steiner holds approximately 30-times the required amount of stock to submit a rule 14a-8 proposal.

The broker letter was prepared under the supervision of Mark Filiberto who signed the letter. Mark Filiberto reviewed and approved the 2011 broker letters that have his signature for Verizon and for other companies.

The company did not give notice of any perceived defect in the writing on the broker letter within the required 14-days.

The company does not claim that the Apache case overturned *The Hain Celestial Group, Inc.* (October 1, 2008). The DJF broker letter in Hain was the same format as was used for 2011 American Express DJF broker letter.

The company did not give notice of any perceived defect in the broker letter based on its interpretation of the Apache case within the required 14-days.

The company broker letter request of November 16, 2010 was not in compliance because it failed to include a copy of rule 14a-8.

This is to request that the Securities and Exchange Commission allow the revised resolution to stand and be voted upon in the 2011 proxy.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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January 12, 2011

BY EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Letters from John Chevedden in Response to the No-Action Request of Verizon Communications Inc.

Ladies and Gentlemen:

We are writing on behalf of our client, Verizon Communications Inc., a Delaware corporation (the "Company"), in response to the letters, dated January 7, 2011, January 9, 2011 and January 10, 2011 (the "Response Letters"), from John Chevedden ("Mr. Chevedden") (on behalf of Kenneth Steiner ("Mr. Steiner")) regarding the Rule 14a-8 shareholder proposal and supporting statement originally submitted to the Company by Mr. Steiner on October 7, 2010 (the "Original Proposal") and substantially revised on November 15, 2010 (the "Updated Proposal"). On December 17, 2010, on behalf of the Company, we submitted a letter (the "No-Action Request") to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, regarding the Company's intention to omit Mr. Steiner's proposal from the proxy materials to be distributed by the Company to its shareholders in connection with its 2011 annual meeting of shareholders.

In the Response Letters, Mr. Chevedden makes a number of arguments as to why Mr. Steiner's proposal should be included in the Company's proxy materials.

Some of these arguments are simply incorrect while others evidence a misunderstanding of Rule 14a-8. The Company's responses to certain of the positions taken in the Response Letters are set forth below.

1. Mr. Chevedden's Effective Acknowledgement that He Filled in the Blanks on the Broker's Letter

In the No-Action Request, the Company stated its belief that Mr. Chevedden was provided with a single executed "form" letter from DJF Discount Brokers ("DJF") with the company and share information left blank, and that Mr. Chevedden simply photocopied this letter and filled in the blanks himself. The most notable aspect of the Response Letters is that Mr. Chevedden does not deny that this is exactly what transpired—namely, that he filled in the required information on a blank pre-signed form broker's letter that, under Rule 14a-8, must be provided by the record holder or the broker.

According to Mr. Chevedden, Mark Filiberto of DJF supervised this process and "reviewed and approved" the letter. Of course, the Company has no way of knowing whether Mr. Chevedden's statements regarding the role of DJF are true or the nature and scope of the "review and approv[al]" engaged in by DJF or Mr. Filiberto. In an effort to substantiate his claim, Mr. Chevedden submits a letter from Mr. Filiberto (no longer with DJF) repeating the assertion that Mr. Filiberto supervised the preparation of, and reviewed, the DJF letter. Mr. Filiberto, however, does not deny that he provided a "fill-in-the-blank yourself" form letter to Mr. Chevedden nor that Mr. Chevedden is the one who completed the information in the DJF letter submitted to the Company and in the letters provided in connection with shareholder proposals submitted to other companies. Even if Mr. Filiberto supervised Mr. Chevedden's handiwork, these actions fail to satisfy the requirements of Rule 14a-8. Rule 14a-8(b)(2)(i) requires proof of eligibility to be a "*written statement from the 'record' holder of [the shareholder's] securities*" (emphasis added)—not a "fill-in-the-blank" form letter with the required information inserted by the beneficial owner or his proxy. The framework of the proof of eligibility requirements of Rule 14a-8 is based on the premise that stock ownership can be verified by the company or the record holder (or, under *The Hain Celestial Group, Inc.* (publicly available October 1, 2008)), the introducing broker). There is simply no provision in Rule 14a-8 that would permit the record holder or the broker to turn over this role to a beneficial owner or the beneficial owner's proxy. To allow Mr. Chevedden to fill in a pre-signed broker's form letter on his own accord would substantially undermine the proof of eligibility requirements of Rule 14a-8.

2. Rule 14a-8 Does Not Require Multiple Deficiency Letters

Mr. Chevedden objects to the Company's failure to send him an additional deficiency letter that described the Company's concerns with the proof of eligibility from DJF. Rule 14a-8, however, does not require a company to provide multiple deficiency letters. As described in the No-Action Request, on October 11, 2010, four days after receiving the Original Proposal, the Company sent a deficiency letter to Mr. Steiner and Mr. Chevedden (the "October 11 Letter") indicating that Mr. Steiner was not a registered holder of the Company's common stock and requesting Mr. Steiner to "provide a written statement from the record holder of your shares verifying [Rule 14a-8's ownership requirements]."

In response to the October 11 Letter, Mr. Chevedden submitted the pre-signed, fill-in-the-blank letter from DJF. Once Mr. Steiner submitted his purported proof of eligibility, the Company was under no obligation, pursuant to Rule 14a-8 or otherwise, to provide a second deficiency letter regarding its concerns with the letter from DJF or any other deficiency in Mr. Steiner's response to the deficiency letter. Although Rule 14a-8(f) requires a company receiving a proposal to notify the proponent of any procedural or eligibility deficiencies—which the Company did in the October 11 Letter—it does not require a second notification if the response to the first notification is deficient. No doubt Mr. Chevedden would prefer an iterative process where companies must engage in an endless stream of back-and-forth letters so that Mr. Chevedden has a chance to remedy each and every deficiency in the proposals that he submits. However, that is not the system that Rule 14a-8 contemplates. *See* Rule 14a-8(f)(1) (explaining a company's obligation to provide a singular notice of deficiency); *see also* Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"), Section C.6. (stating that "a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if ... the shareholder timely responds [to the company's notice of defects] but does not cure the eligibility or procedural defect(s)" and also referring to only a singular notice of deficiency).

3. The November 16, 2010 Deficiency Letter Sent by the Company Complied with Rule 14a-8

Mr. Chevedden claims that the deficiency letter provided by the Company on November 16, 2010 (the "November 16 Letter") was not in compliance with Rule 14a-8 because it failed to include a copy of Rule 14a-8. However, the Company had recently provided Messrs. Chevedden and Steiner with a copy of Rule 14a-8 (with the October 11 Letter) and the Company, in the November 16 Letter, specifically refers to the copy of Rule 14a-8 that was included in the October 11 Letter.

Indeed, the Company's inclusion of a copy of Rule 14a-8 with the October 11 Letter went beyond what is required; companies are not required to provide copies of Rule 14a-8 with deficiency letters. *See* SLB 14, Section G.3. (stating that companies "should consider" providing a copy of Rule 14a-8 with a deficiency letter, but that a copy is "not required"); Staff Legal Bulletin No. 14B (CF) (September 15, 2004), Section C.1. (same). Mr. Chevedden is a frequent and highly experienced user of Rule 14a-8, is well aware of its requirements and, in any event, was directed to the copy of Rule 14a-8 provided to him by the Company just weeks earlier.

4. Evidence of Share Ownership Relating to a Submission of a Shareholder Proposal in a Prior Year is Not a Substitute for Proof of Eligibility

Mr. Chevedden states that (i) Mr. Steiner has owned a sufficient number of the Company's shares for a number of years and (ii) the Company accepted the proof of eligibility that Mr. Steiner provided with respect to a shareholder proposal that he made in connection with the Company's 2010 annual meeting of shareholders. These statements have no bearing on Mr. Steiner's obligation to submit adequate proof of eligibility in connection with his current proposal. Rule 14a-8 sets forth the requirements to establish proof of eligibility. Proof of eligibility offered in connection with a shareholder proposal submitted in connection with a *prior* annual meeting proves nothing with respect to a shareholder's eligibility to submit a proposal in connection with an upcoming annual meeting.

5. Since a Proponent has No Right to Revise a Proposal, Submission of a Revised Proposal Prior to the Submission Deadline Must Be Viewed as the Volitional Withdrawal of the Original Proposal

Mr. Chevedden disputes the Company's position that the submission of the Updated Proposal constituted a withdrawal of the Original Proposal and that such withdrawal obligated Mr. Steiner to provide proof of eligibility with respect to the Updated Proposal. The Staff has previously stated that there "*is no provision in [R]ule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement*." SLB 14, Section E.1. (emphasis added). However, a practice has developed where, following the receipt of a company's no-action request, the Staff may allow "shareholders to make revisions that are minor in nature and that do not alter the substance of the proposal." SLB 14, Section E.1. Mr. Steiner had no right to revise his proposal before or after the Company submitted the No-Action Request. *See* SLB 14, Section E.2. (noting that a company may, but is not required to, accept revisions made to a timely shareholder proposal before the company submits a no-action request); SLB 14, Section E.1. Mr. Chevedden cites no authority permitting

Mr. Steiner to revise his shareholder proposal or supporting statement because none exists; a revision made before submission of a no-action request can be unilaterally rejected by the Company and one made after submission of a no-action request requires the approval of the Staff.

Nevertheless, prior to the deadline for submission of proposals, a shareholder would be free to withdraw a previously submitted proposal and, subject to complying with the requirements of Rule 14a-8, submit a new proposal. That is exactly what occurred in this instance—the supporting statement was substantially revised such that the proposal and supporting statement, taken as a whole, constituted a new proposal. Submission of that new proposal was timely and, subject to complying with Rule 14a-8, could have been included in the Company's proxy materials. However, Mr. Chevedden, on behalf of Mr. Steiner, refused to provide proof of ownership and therefore failed to satisfy the requirements of Rule 14a-8.

* * *

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,



Marc S. Gerber

cc: Mary Louise Weber, Esq., Verizon Communications Inc.

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden (by email: *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 10, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Verizon Communications Inc. (VZ)
Special Shareowner Meetings
Kenneth Steiner

Ladies and Gentlemen:

This responds further to the December 17, 2010 request to block this rule 14a-8 proposal.

Attached is a letter from Mark Filiberto, President, DJF Discount Brokers from September 1992 until November 15, 2010.

This is to request that the Securities and Exchange Commission allow the revised resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Mary Louise Weber <mary.l.weber@verizon.com>

R&R Planning Group LTD
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

January 10, 2010

Ladies and Gentlemen:

Each of the DJF Discount Brokers letters for Kenneth Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter.

Sincerely,



Mark Filiberto
President, DJF Discount Brokers from September 1992 until November 15, 2010

Mark Filiberto
R&R Planning Group LTD

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 9, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Verizon Communications Inc. (VZ)
Special Shareowner Meetings
Kenneth Steiner

Ladies and Gentlemen:

This responds to the December 17, 2010 request to block this rule 14a-8 proposal.

The company does not adequately explain how under the rule, it can send a November 16, 2010 request for a broker letter and completely fail to address any perceived issue whosoever with the one-page October 12, 2010 broker letter already received by the company – and then ask for relief.

The company did not give notice of any perceived defect in the writing on the one-page broker letter within the required 14-days. The company did not give notice of any perceived defect in the one-page broker letter based on its interpretation of the Apache case within the required 14-days.

The company broker letter request of November 16, 2010 was also not in compliance because the request failed to include a copy of rule 14a-8. The company provided no evidence that the company "attach[ed] a copy of rule 14a-8(b) to the notice" as required by Staff Legal Bulletin No. 14B.

Staff Legal Bulletin No. 14B (CF) states (emphasis added):

2. Is there any further guidance to companies with regard to what their notices of defect(s) should state about demonstrating proof of the shareholder proponent's ownership? ...

We have expressed the view consistently that **a company does not meet its obligation to provide appropriate notice** of defects in a shareholder proponent's proof of ownership where the company refers the shareholder proponent to rule 14a-8(b) but does not either:

address the specific requirements of that rule in the notice; or

attach a copy of rule 14a-8(b) to the notice.

With the October 7, 2010 original the company received the benefit of advance notice of the rule 14a-8 proposal. Now the company seeks to impose a two-broker letter penalty, that the company has not provided clear support for, after the company received the benefit of advance notice of the rule 14a-8 proposal. The resolved statement of this rule 14a-8 proposal was never revised. There is no relationship whosoever with submitting a revision and any indication that a proponent sold his stock or rescinded his recent commitment to hold the stock past the annual meeting.

Under rule 14a-8 the proponent is entitled to clear notice of any perceived issue with the one-page broker letter. When the company was given notice of the contradiction in its two broker letter request, the company simply ignored the proponent. Apparently the company would like to think that the proponent is entitled to clear notice only after the no action request process begins.

------ Forwarded Message **(No Company Response)**
From *** FISMA & OMB Memorandum M-07-16 ***
Date: Tue, 16 Nov 2010 18:05:14 -0800
To: "Weber, Mary Louise" <mary.l.weber@verizon.com>
Conversation: Request for two broker letters (VZ) ≠
Subject: Request for two broker letters (VZ) ≠

Dear Ms. Weber, The attachment [of rule 14a-8] with the company October 11, 2010 letter [but omitted from the company November 16, 2010 request for a second broker letter] addressed revisions but did not speak of two broker letters. Therefore please let me know by Thursday of a relevant citation, if any, for the November 16, 2010 request for two broker letters.
Sincerely,
John Chevedden
cc: Kenneth Steiner

Both the company cited the practice of the Staff of allowing proponents to make revisions and the company reference to SLB 14, Section E.2. on revisions are in the context of revisions after the rule 14a-8 proposal due date. The company does not claim that the November 15, 2010 revision was after the rule 14a-8 due date.

Then the company unsupported fictional narrative says that the company "believes" an "update" is viewed as "superceding" and not simply "revising." The "update" therefore supposedly constitutes a "withdrawal." The company does not advise where to find these interpretations in Rule 14a-8 or the related Staff Legal Bulletins.

The company does not explain how a revision might be determined to be a new proposal when the resolved statements of each are identical:

[VZ: Rule 14a-8 Proposal, October 7, 2010]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 15% of our outstanding common stock (or the lowest percentage permitted by law above 15%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

[VZ: Rule 14a-8 Proposal, October 7, 2010, November 15, 2010 Revision]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 15% of our outstanding common stock (or the lowest percentage permitted by law above 15%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Mr. Kenneth Steiner has continuously owned 1809 shares of company stock since August 10, 2000. The company accepted Mr. Steiner's letter for his 2010 rule 14a-8 proposal with the exact same number of shares and purchase date. Mr. Steiner has not owned less than 1809 shares of company for more than 10-years – 10-times the holding period required according to rule 14a-8. Approximately 35 shares of company stock are required to submit a rule 14a-8 proposal. Mr. Steiner holds approximately 30-times the required amount of stock to submit a rule 14a-8 proposal.

The broker letter was prepared under the supervision of Mark Filiberto who signed the letter. Mark Filiberto reviewed and approved the 2011 broker letters that have his signature for Verizon and for other companies.

The company did not give notice of any perceived defect in the writing on the broker letter within the required 14-days.

The company does not claim that the Apache case overturned *The Hain Celestial Group, Inc.* (October 1, 2008). The DJF broker letter in Hain was the same format as was used for 2011 American Express DJF broker letter.

The company did not give notice of any perceived defect in the broker letter based on its interpretation of the Apache case within the required 14-days.

The company broker letter request of November 16, 2010 was not in compliance because it failed to include a copy of rule 14a-8.

This is to request that the Securities and Exchange Commission allow the revised resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Mary Louise Weber <mary.l.weber@verizon.com>

[VZ: Rule 14a-8 Proposal, October 7, 2010, November 15, 2010 Revision]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 15% of our outstanding common stock (or the lowest percentage permitted by law above 15%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies: CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay – $29 million for Dennis Strigl, $17 million for Ivan Seidenberg and $10 million for Lowell McAdam.

Our company gave special performance stock units (PSUs) and restricted stock units outside the scope of our company's long-term incentive plan. Our Executive Pay Committee had discretion to increase our CEO's long-term incentive pay due to subjective criteria. The PSU's covered a three-year performance period, which was not long-term. CEO ownership guideline of 5-times base salary should be 10-times.

Six of our 13 directors had 13 to 23 years long-tenure. Independence tends to decline as tenure goes up. Joseph Neubauer was our highest negative vote-getter and was allowed to continue as Chairman of our Executive Pay Committee. Our newest director, Rodney Slater, was already our second highest negative vote-getter.

Our management deleted the title of the proposal on this topic in our 2010 voting materials without the authorization of the Securities and Exchange Commission which is the rule. I believe management's motivation for this stunt was to understate the high level of support for this topic.

Please encourage our board to respond positively to this proposal in order to initiate improved governance and turnaround the above type practices: **Special Shareowner Meetings – Yes on 3.***

Weber, Mary Louise

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 16, 2010 9:05 PM
To: Weber, Mary Louise
Subject: Request for two broker letters (VZ) ,
Follow Up Flag: Follow up
Flag Status: Red

Dear Ms. Weber, The attachment with the company October 11, 2010 letter addressed revisions but did not speak of two broker letters. Therefore please let me know by Thursday of a relevant citation, if any, for the November 16, 2010 request for two broker letters.
Sincerely,
John Chevedden
cc: Kenneth Steiner

PROPONENT IGNORED

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 7, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Verizon Communications Inc. (VZ)
Special Shareowner Meetings
Kenneth Steiner

Ladies and Gentlemen:

A letter or affidavit from Mark Filiberto is under preparation.

This is to request that the Securities and Exchange Commission allow the revised resolution to stand and be voted upon in the 2011 proxy. Additional rebuttal is under preparation based in part on the material submitted earlier in regard to similar 2011 no action requests.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Mary Louise Weber <mary.l.weber@verizon.com>

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
(202) 371-7233
DIRECT FAX
(202) 661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM

FIRM/AFFILIATE OFFICES
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December 17, 2010

BY EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Shareholder Proposal of Kenneth Steiner Submitted to Verizon Communications Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, Verizon Communications Inc., a Delaware corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Kenneth Steiner ("Mr. Steiner"), with John Chevedden ("Mr. Chevedden") and/or his designee authorized to act as Mr. Steiner's proxy (Mr. Steiner and Mr. Chevedden are sometimes referred to together as the "Proponent"), from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2011 annual meeting of shareholders.

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (November 7, 2008) ("SLB 14D"), we are emailing to the Staff this letter and simultaneously sending a copy to the Proponent. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax to the Company only. Finally, Rule 14a-8(k) and

Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

I. THE PROPOSAL

The Proposal requests that the Company's board of directors take the steps necessary to amend the Company's by-laws and each appropriate governing document to give holders of 15% or more of the Company's outstanding common shares the power to call a special meeting of shareholders. The Proposal is included in the materials in Exhibit A.

II. BASES FOR THE PROPOSAL'S EXCLUSION

A. *Background*

The Company received the original Proposal (the "Original Proposal") on October 7, 2010.[1] The submission did not include documentation establishing that Mr. Steiner had met the eligibility requirements of Rule 14a-8(b)(1). After determining that Mr. Steiner was not a shareholder of record, in accordance with Rule 14a-8(f)(1) the Company sent a letter to the Proponent (the "First Deficiency Letter") on October 11, 2010 requesting a written statement from the record owner of Mr. Steiner's shares verifying that he beneficially owned the requisite number of shares of the Company continuously for at least one year prior to the date of submission of the Proposal. The First Deficiency Letter advised the Proponent that such written statement had to be submitted to the Company no later than 14 days from the day Mr. Steiner received the First Deficiency Letter. A copy of the First Deficiency Letter is included in the materials in Exhibit A.

On October 15, 2010, Mr. Chevedden faxed to the Company a letter dated October 12, 2010 (the "DJF Letter") purportedly from DJF Discount Brokers ("DJF") as the "introducing broker for the account of Kenneth Steiner ... held with National Financial Services LLC" certifying that, as of the date of such letter, Mr. Steiner was the beneficial owner of 1809 shares of the Company's stock and that he held at least $2,000 of the Company's shares since August 10, 2000. A copy of the DJF Letter is included in the materials in Exhibit A.

---

[1] Although the cover letter from Mr. Steiner is dated "9/20/10," the Proposal (at the top of the page) is dated "October 7, 2010."

On November 15, 2010, the Company received a new version of the Proposal (the "Updated Proposal"),[2] which included a materially revised supporting statement but did not alter the text of the resolution set forth in the Original Proposal. The submission did not include documentation establishing that Mr. Steiner had met the eligibility requirements of Rule 14a-8(b)(1). Again, after determining that Mr. Steiner was not a shareholder of record, in accordance with Rule 14a-8(f)(1) the Company sent a letter to the Proponent (the "Second Deficiency Letter") on November 16, 2010 requesting a written statement from the record owner of Mr. Steiner's shares verifying that he beneficially owned the requisite number of shares of the Company continuously for at least one year prior to the date of submission of the Updated Proposal. The Second Deficiency Letter advised the Proponent that such written statement had to be submitted to the Company no later than 14 days from the day Mr. Steiner received the Second Deficiency Letter. A copy of the Second Deficiency Letter is included in the materials in Exhibit A.

On November 16, 2010, Mr. Chevedden sent an email to the Company, but did not provide the requisite proof of ownership. A copy of the email is included in the materials in Exhibit A.

As of the date of this letter, which is well beyond the 14-calendar day limit for a response from the Proponent imposed by Rule 14a-8(f)(1) and disclosed in the Second Deficiency Letter, the Proponent has not provided the requisite proof of ownership requested by the Second Deficiency Letter.

B. *Analysis*

1. The Proposal May Be Excluded Pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Provide Proof of Continuous Share Ownership with Respect to the Updated Proposal

Rule 14a-8(b)(1) provides in relevant part that in "order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date [the shareholder] submit[s] the proposal." In Section C.1.c. of Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"), the Staff stated that when "the shareholder is not the registered holder, the shareholder is responsible for proving [the shareholder's] eligibility to submit a proposal to the

---

[2] Mr. Steiner's cover letter, dated "9/20/10," which accompanied the Updated Proposal, is the same cover letter submitted with the Original Proposal, with the only difference being the handwritten notation "November 15, 2010 Revision."

company," which the shareholder may do by one of the two means provided for in Rule 14a-8(b)(2).

The Company believes that where, as here, a proponent purports to update a previously submitted proposal prior to the deadline for submission of shareholder proposals (which deadline at the Company was November 22, 2010, a week after the submission of the Updated Proposal), such "update" is properly viewed as superseding, and not simply supplementing or revising, the prior proposal. The updated proposal, therefore, constitutes a withdrawal of the prior proposal. This is particularly the case where, as here, the "update" materially revises the supporting statement. As a result, the Proponent is required to fully comply with Rule 14a-8 as if the Proponent were submitting the proposal for the first time and the Proponent must therefore submit appropriate documentary support evidencing satisfaction of the continuous ownership requirements of Rule 14a-8(b). Stated differently, the Proponent should not be allowed to rely on documentary support dated October 12, 2010 (the DJF Letter) provided in connection with the superseded Original Proposal as proof of eligibility in connection with the Updated Proposal submitted more than a month later. *Cf.* SLB 14, Section E.1. (stating that there "is no provision in [R]ule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement").

The situation here is distinguishable from the Staff's practice of allowing proponents to make revisions that are minor in nature *after* a company has submitted a no-action request to the Staff (and, correspondingly, *after* the company's Rule 14a-8 deadline). Here, because the Proponent voluntarily replaced the Original Proposal prior to the Company's Rule 14a-8 deadline and prior to this no-action request, it is proper to view the Updated Proposal as superseding the Original Proposal and not as simply making minor revisions to the Original Proposal. *Cf.* SLB 14, Section E.2. (stating that if a proponent's revisions to its proposal "are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion" pursuant to Rule 14a-8(c) and Rule 14a-8(e)).

Rule 14a-8(f)(1) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b) so long as the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time period. With respect to the Updated Proposal, the Company satisfied its obligations pursuant to Rule 14a-8 by providing the Proponent with the Second Deficiency Notice in a timely manner. The Proponent's failure to provide such evidence in response to the Second Deficiency Letter allows the Company to properly exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

The statement by Mr. Steiner—the beneficial owner of the shares of the Company—in the cover letter accompanying the Original Proposal that he "intend[s] to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting" is insufficient to prove ownership as of November 15, 2010, the date of submission of the Updated Proposal. A shareholder's statement of intention to hold securities through the date of the meeting is a separate requirement of Rule 14a-8(b) from the requirement to prove eligibility to submit the proposal. *See* Rule 14a-8(b)(2) and Rule 14a-8(b)(2)(ii)(C); *see also* SLB 14, Section C.1.d. (stating that a shareholder must provide a statement that the shareholder intends to continue holding the securities through the date of the shareholder meeting "regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal."). A statement of intent to hold shares, on its own, does not serve as proof of beneficial ownership of those shares as of any date. Mr. Steiner has not affirmatively demonstrated his ownership as of November 15, 2010 and therefore has not satisfied the eligibility requirement to submit a Rule 14a-8 shareholder proposal to the Company.

On numerous occasions the Staff has permitted the exclusion of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., Union Pacific Corp.* (publicly available January 29, 2010) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Union Pacific's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one year period required by [R]ule 14a-8(b)"); *Time Warner Inc.* (publicly available February 19, 2009); *Alcoa Inc.* (publicly available February 18, 2009); *Qwest Communications International, Inc.* (publicly available February 28, 2008); *Occidental Petroleum Corp.* (publicly available November 21, 2007); *General Motors Corp.* (publicly available April 5, 2007); *Yahoo! Inc.* (publicly available March 29, 2007); *CSK Auto Corp.* (publicly available January 29, 2007); *Motorola, Inc.* (publicly available January 10, 2005); *Johnson & Johnson* (publicly available January 3, 2005); *Agilent Technologies* (publicly available November 19, 2004); *Intel Corp.* (publicly available January 29, 2004); *Moody's Corp.* (publicly available March 7, 2002). The Staff also has concurred in the exclusion of shareholder proposals based on a proponent's failure to provide any evidence of eligibility to submit the shareholder proposal. *See, e.g., AMR Corporation* (publicly available February 12, 2010) (concurring with the exclusion of a proposal where the proponent failed to provide any response to a deficiency notice sent by the company); *Frontier Communications Corporation* (publicly available January 25, 2010); *General Electric Company* (publicly available

December 17, 2009); *Wendy's/Arby's Group, Inc.* (publicly available March 19, 2009); *General Motors Corp.* (publicly available February 19, 2008).

The DJF Letter fails to establish the Proponent's eligibility to submit the Updated Proposal. The DJF Letter does not establish that Mr. Steiner owned the requisite amount of Company shares for the one year period *prior to the submission of the Updated Proposal* and is therefore insufficient to establish Mr. Steiner's ownership under Rule 14a-8(b). More specifically, the DJF Letter does not establish that Mr. Steiner owned the requisite amount of Company shares for the period between October 12, 2010 (the date of the DJF Letter) and November 15, 2010 (the date of submission of the Updated Proposal).

As discussed above, SLB 14 places the burden of proving ownership requirements on the shareholder proponent; "the shareholder is responsible for proving his or her eligibility to submit a proposal to the company." SLB 14, Section C.1.c. In addition, the Staff has made clear the need for precision in the context of demonstrating a shareholder's eligibility to submit a shareholder proposal pursuant to Rule 14a-8(b). Section C.1.c.3. of SLB 14 states the following:

> If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year *as of the time the shareholder submits the proposal.* (Emphasis added.)

The Staff has consistently permitted companies to exclude shareholder proposals pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) when the evidence of ownership submitted by the proponent covers a period of time that falls short of the required one year period prior to the submission of the proposal. *See General Electric Company* (publicly available October 7, 2010) (concurring with the exclusion of a shareholder proposal where the proposal was submitted on June 22, 2010 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending June 16, 2010); *Union Pacific Corp.* (publicly available March 5, 2010) (concurring with the exclusion of a shareholder proposal where the proposal was submitted in a letter postmarked November 19, 2009 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 17, 2009); *General Electric*

Co. (publicly available January 9, 2009) (concurring with the exclusion of a shareholder proposal where the proposal was submitted November 10, 2008 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 7, 2008); *International Business Machines Corp.* (publicly available December 7, 2007) (concurring with the exclusion of a shareholder proposal where the proponent submitted a broker letter dated four days before the proponent submitted its proposal to the company); *Wal-Mart Stores, Inc.* (publicly available February 2, 2005) (concurring with the exclusion of a shareholder proposal where the proposal was submitted December 6, 2004 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 22, 2004); *Gap, Inc.* (publicly available March 3, 2003) (concurring with the exclusion of a shareholder proposal where the date of submission was November 27, 2002 and the documentary evidence demonstrating ownership of the company's securities covered a two year period ending November 25, 2002); *AutoNation, Inc.* (publicly available March 14, 2002) (concurring with the exclusion of a shareholder proposal where the proponent (Mr. Chevedden) had held shares for two days less than the required one year period); *see also* SLB 14, Section C.1.c.2. (stating that a "shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal") (emphasis in original). As noted above, the DJF Letter fails to establish ownership of the Company's shares for the period between October 12, 2010 (the date of the DJF Letter) and November 15, 2010 (the date of submission of the Updated Proposal).

Because the Proponent refused to provide any proof of ownership in response to the Second Deficiency Notice and the DJF Letter does not establish the Proponent's continued ownership of shares of the Company for a period of one year as of the date of submission of the Updated Proposal (the only relevant date since the Original Proposal was superseded and therefore withdrawn), the Company requests that the Staff concur with its view that it may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

2. The Proposal May Be Excluded Pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Provide Sufficient Documentary Support From the Record Holder of the Company's Shares

As noted above, Rule 14a-8(f)(1) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b). Rule 14a-8(b)(2), in turn, provides that if a shareholder is not a registered holder and/or the shareholder does not have a

Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with respect to the company on file with the Commission, the shareholder must prove ownership of the company's securities by "submit[ing] to the company a written statement from the 'record' holder ... verifying" ownership of the securities. The Staff has clarified this requirement by stating that "a shareholder must submit *an affirmative written statement* from the record holder of his or her securities that *specifically verifies* that the shareholder owned the securities." SLB 14, Section C.1.c.2. (emphasis added).

The Company believes that, for purposes of Rule 14a-8(b), the DJF Letter does not constitute an affirmative written statement from the record holder of the Company's shares that specifically verifies that Mr. Steiner owned shares of the Company.[3] A careful review of the DJF Letter shows that information relating to Mr. Steiner's ownership of the Company's shares (specifically, the number of shares beneficially owned, the name of the company and the date since which the shares have been held) is written in a very different hand than that used to provide the information evidencing Mr. Steiner's account with DJF (specifically, Mr. Steiner's name and account number, as well as the date of the DJF Letter). The Company notes that the hand that wrote in the information relating to Mr. Steiner's share ownership very much appears to be the same hand that filled in the fax information on the Post-it note appearing on the lower right side of the DJF Letter. The Company also notes that the Post-it note states that it was faxed by Mr. Chevedden and the fax number in the upper left-hand corner of the DJF Letter is Mr. Chevedden's fax number. *Accordingly, it appears that the ownership-specific information in the DJF Letter was likely inserted by Mr. Chevedden—and was not filled in by DJF.*

The Company surmises that Mr. Chevedden was provided with a single executed "form" letter from DJF with the company name and share information left blank, and that Mr. Chevedden then simply made photocopies of this letter and modified it for use at the Company (and, as described below, at numerous other companies). Beyond providing the initial executed "form" letter in blank, it appears unlikely that DJF was actually involved in the preparation of the DJF Letter (and, as described below, the remarkably similar letters submitted to numerous other companies).[4]

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[3] Since only the single DJF Letter was submitted to the Company, the analysis in this Section II.B.2. is equally applicable to both the Original Proposal and the Updated Proposal.

[4] Letters from DJF furnished as proof of ownership in connection with Rule 14a-8 shareholder proposals submitted during the 2010 proxy season do not exhibit the same evidence of completion by different hands. *See The Hain Celestial Group, Inc.* (publicly available September 16, 2010); *News Corporation* (publicly available July 27, 2010); *Del Monte Foods Company* (publicly available June 3, 2010); *Symantec Corporation* (publicly available June 3, 2010);

A review of other recent shareholder proposals submitted by the Proponent demonstrates a pattern of using documentary evidence that is of similarly highly questionable validity. Exhibit B contains letters purportedly from DJF provided to Alcoa, Inc., American Express Company, Fortune Brands, Inc. and Motorola, Inc.[5] As with the DJF Letter, the letters in Exhibit B show one hand was used to complete the name "Kenneth Steiner" and Mr. Steiner's account number[6] and to date the DJF Letter, while another hand was used to complete the name of the company, the number of shares beneficially owned and the date since which the shares have been held. The Post-it note that appears in the lower right corner of all of the letters appears, upon a careful review, to be written by the same hand used to complete the name of the company, the number of shares beneficially owned and the date since which the shares have been held. The Post-it note clearly was written by Mr. Chevedden. The Company urges the Staff to carefully compare the handwriting in the Post-it note with that appearing in the blanks for the number of shares beneficially owned, the name of the company and the date since which the shares have been held in each letter from DJF. By way of illustrative example, the Company urges the Staff to compare the following:

- the "0" in the date of the Post-it note and the "0" in the number of shares beneficially held in each letter from DJF;
- the "2" in the telephone numbers in the Post-it note and the "2" in the number of shares beneficially owned and the date since which the shares have been held in the letters from DJF to Fortune Brands and Motorola;
- the "5" in the date of the Post-it note and the "5" in the number of shares beneficially owned in the letters from DJF to Alcoa and Motorola, and the

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Staples, Inc. (publicly available April 2, 2010); *King Pharmaceuticals, Inc.* (publicly available March 17, 2010); *International Paper Company* (publicly available March 11, 2010); *Intel Corp.* (publicly available March 8, 2010); *Liz Claiborne, Inc.* (publicly available February 25, 2010); *Merck & Co., Inc.* (proposal from William Steiner, publicly available February 19, 2010); *NYSE Euronext* (publicly available February 16, 2010); *Merck & Co., Inc.* (publicly available January 29, 2010); *Time Warner Inc.* (publicly available January 29, 2010); *Textron Inc.* (publicly available January 21, 2010); *Honeywell International Inc.* (publicly available January 19, 2010); *CVS Caremark Corporation* (publicly available January 5, 2010).

5 The letters purportedly from DJF to Aloca, Fortune Brands and Motorola are contained in the respective no-action requests recently submitted by these companies. American Express has authorized the Company to provide the Staff with a copy of the letter that it received that purports to be from DJF.

6 The publicly-available copies of the letters from DJF to Alcoa, Fortune Brands and Motorola have Mr. Steiner's account number redacted for confidentiality reasons. Unredacted versions would have been filed with the original no-action requests. Similarly, Mr. Steiner's account number in the letter from DJF to American Express appearing in Exhibit B has been redacted by American Express for confidentiality reasons.

date since which the shares have been held in the letters from DJF to American Express and Motorola;

- the "8" in the telephone numbers in the Post-it note and the "8" in the number of shares beneficially owned and the date since which the shares have been held in the DJF Letter, and the date since which the shares have been held in the letter from DJF to Alcoa; and
- the lower case "e" and "n" in the name "John Chevedden" with the lower case "e" and "n" in the company names in the DJF Letter and the letters to American Express, Fortune Brands and Motorola.

Finally, the Company notes that all of the letters from DJF are dated October 12, 2010 (with such date very clearly being written in an identical manner in each letter) and exhibit similar printing artifacts (for example, compare the sequence of dots appearing above the signature in each letter). Additionally, all of the letters from DJF were faxed to the respective companies on October 15, 2010. The peculiar patterns and inconsistencies across all of the letters strongly suggest that Mr. Chevedden—and not DJF—took a pre-signed, blank "form" letter from DJF, made multiple photocopies of such letter, and then filled in the relevant information for the company to whom the proposal was submitted.

The apparent use of two different hands to complete the DJF Letter (and all of the letters received from DJF contained in Exhibit B) raises serious questions about whether the DJF Letter is actually an affirmative verification *by DJF* of Mr. Steiner's ownership of the Company's shares as required by Rule 14a-8(b)(2). More specifically, it raises the serious question as to whether it represents nothing more than Mr. Chevedden, without involvement from DJF, completing information on an executed "form" letter. The proof of ownership requirement when the proponent is not the record holder could not be clearer: the proponent must "submit to the company a written statement from the 'record' holder of [the proponent's] securities ... verifying" ownership. Rule 14a-8(b)(2)(i). The written statement—the DJF Letter—provided by the Proponent falls far short of this requirement and it is not the affirmative written statement specifically verifying Mr. Steiner's ownership of shares, as has been contemplated by the Staff for at least the past decade. *See* SLB 14, Section C.1.c.2. Instead, it appears to be a "fill-in-the-blank yourself" form letter.

Because Mr. Steiner is not a record holder of shares of the Company, the Company has no way of verifying that Mr. Steiner is entitled to submit a proposal pursuant to Rule 14a-8. The presence of two different hands in the completion of the DJF Letter and the "form" nature of the letter gives the Company no assurance that the DJF Letter accurately verifies, based on DJF's books and records, Mr. Steiner's continuous ownership of shares of the Company for at least one year, as required by Rule 14a-8(b)(1); in truth, it gives no assurance that Mr. Steiner owns any shares of the Company. The DJF Letter, as fully completed, may or may not have been reviewed and approved by DJF prior to its submission to the Company, but the peculiar patterns and inconsistencies identified above make it impossible for the Company to determine that such review and approval was undertaken. Before a shareholder proposal is included in a company's proxy materials, Rule 14a-8(b)(2)(i) requires, and companies are entitled to, a higher standard of documentary evidence than a "fill-in-the-blank yourself" form letter that on its face does not provide unambiguous verification by DJF or the record holder. As the Staff has stated, in "the event that the shareholder is not the registered holder, *the shareholder is responsible for proving his or her eligibility to submit a proposal to the company*." SLB 14, Section C.1.c. (emphasis added).[7]

As discussed above, on numerous occasions the Staff has permitted the exclusion of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., Union Pacific Corp.* (publicly available January 29, 2010) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Union Pacific's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one year period required by [R]ule 14a-8(b)"); *Time Warner Inc.* (publicly available February 19, 2009); *Alcoa Inc.* (publicly available February 18, 2009); *Qwest Communications International, Inc.* (publicly available February 28, 2008); *Occidental Petroleum Corp.* (publicly available November 21, 2007); *General Motors Corp.* (publicly available April 5, 2007); *Yahoo! Inc.* (publicly available March 29, 2007); *CSK Auto Corp.* (publicly available January 29, 2007); *Motorola, Inc.* (publicly available January 10, 2005); *Johnson & Johnson* (publicly available January 3, 2005); *Agilent Technologies* (publicly available November 19, 2004); *Intel Corp.* (publicly available January 29, 2004); *Moody's Corp.* (publicly available March 7, 2002).

The Company's position is consistent with the Staff's decision to accept a written statement from an introducing broker-dealer, such as DJF, as a statement from the record holder of the securities for purposes of Rule 14a-8(b)(2)(i). *See The Hain Celestial Group, Inc.* (publicly available October 1, 2008).[8] In *Hain Celestial*,

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[7] The concern regarding the reliability of the DJF Letter exists even if the Proponent were ultimately to prove the accuracy of the information in the DJF Letter. For example, Rule 14a-8 does not permit a shareholder to establish proof of ownership by a sworn affidavit or court testimony. Rather, Rule 14a-8 requires, under these circumstances, written verification *from the record holder of the shares*.

[8] The letter from DJF provided to Hain Celestial does not exhibit the same evidence of completion by different hands and "form" letter attributes found in the DJF Letter.

the Staff made a point of noting the significance of the relationship between an introducing broker-dealer and its customers: because "of its relationship with the clearing and carrying broker-dealer through which it effects transactions and establishes accounts for its customers, the introducing broker-dealer *is able to verify its customers' beneficial ownership." Hain Celestial* (emphasis added). Here, the presence of two different hands in the completion of the DJF Letter and the "form" nature of the letter, including the fact that the same executed form was used in connection with shareholder proposals submitted to at least four other companies, significantly and facially calls into question whether such verification by DJF actually occurred in connection with the preparation and submission of the DJF Letter. The DJF Letter does not unambiguously reflect the introducing broker-dealer's verification of Mr. Steiner's beneficial ownership, and is clearly distinguishable from the rationale underlying *Hain Celestial*.

The recent case involving Apache Corporation and a shareholder proposal submitted by Mr. Chevedden supports the Company's position that the DJF Letter is not satisfactory evidence of eligibility for purposes of Rule 14a-8(b)(2). *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In *Apache*, Mr. Chevedden initially provided Apache with a broker letter from Ram Trust Services ("RTS") purporting to confirm his ownership of shares of Apache. *Id.* at 730-31. Apache informed Mr. Chevedden that the letter from RTS was insufficient to confirm his current ownership of shares or the length of time that he had held the shares.[9] *Id.* at 731. In response, Mr. Chevedden provided a letter from RTS as "'introducing broker for the account of John Chevedden'" that, like the earlier letter from RTS, purported to confirm Mr. Chevedden's ownership. *Id.* at 731-32. The Court found there to be "inconsistency between the publicly available information about RTS and the statement in the letter [from RTS] that RTS is a 'broker' [and this inconsistency] underscore[d] the inadequacy of the RTS letter, standing alone, to show Chevedden's eligibility under Rule 14a-8(b)(2)." *Id.* at 740.

Mr. Chevedden argued that the parenthetical statement in Rule 14a-8(b)(2) that the "'record' holder [of securities] is usually a bank or broker" meant that the letters from RTS, when combined with RTS' description of itself as an introducing broker, were sufficient proof of ownership. *Id.* at 734, 740. The Court explicitly rejected this interpretation of Rule 14a-8(b)(2), which "would require companies to accept *any* letter purporting to come from an introducing broker, that names a [Depositary Trust Company ("DTC")] participating member with a position in the company, regardless of whether the broker was registered or the letter raised

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[9] In its response to Mr. Chevedden, Apache noted that the letter from RTS did not identify the record holder of the shares of Apache purported to be owned by Mr. Chevedden or include the necessary verification required by Rule 14a-8(b)(2). *Id.* at 731.

questions" as to proof of ownership. *Id.* at 740 (emphasis in original). The Court explicitly found that such an interpretation "*would not require the shareholder to show anything*" and would only require the shareholder "*to obtain a letter from a self-described 'introducing broker.'*" *Id.* (emphasis added). The Court found that the letters "from RTS—an unregistered entity that is not a DTC participant—were" insufficient proof of eligibility for purposes of Rule 14a-8(b)(2), "*particularly when the company has identified grounds for believing that the proof of eligibility is unreliable.*" *Id.* at 741 (emphasis added).

Here, as in *Apache*, the Company believes that the proof of eligibility submitted by the Proponent raises significant questions as to its reliability; the clear evidence of different hands in the completion of the DJF Letter (and the identical pattern of such conduct in other letters from DJF submitted to other companies) provides the Company with even more questions as to the reliability of the proof of eligibility than were encountered in *Apache*. Also, as in *Apache*, DJF is not a participant in DTC or a registered broker.[10] *Id.* at 740. Rule 14a-8(b)(2)(i) requires shareholder proponents to "prove [their] eligibility to the company." The Proponent has not done so and the Company submits that *Apache* holds that the Company is not required to accept a proposal when "there are valid reasons to believe [that the evidence of eligibility submitted by the shareholder] is unreliable." *Apache*, 696 F. Supp. 2d at 740.

Because the DJF Letter is insufficient verification of Mr. Steiner's ownership of shares of the Company for purposes of Rule 14a-8(b)(2)(i), the Company requests that the Staff concur with its view that it may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

III. CONCLUSION

The Company requests that the Staff concur with the Company's view that, for the reasons stated above, it may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to

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[10] *See* Depositary Trust & Clearing Corp., DTC Participant Accounts in Alphabetical Sequence, *available at* http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. Based on information (i) on file with the Commission, (ii) available through the BrokerCheck service of the Financial Industry Regulatory Authority, Inc. ("FINRA") and (iii) appearing on DJF's website, it appears that DJF's parent company, R & R Planning Group Ltd, may be a registered broker. *See* FINRA BrokerCheck, *available at* http://www.finra.org/Investors/ToolsCalculators/BrokerCheck/. This situation is similar to the facts in *Apache*, where a subsidiary of RTS was a registered broker. *Apache*, 696 F. Supp. 2d at 740.

provide proof of continuous ownership of the requisite number of the Company's shares during the one year period prior to the submission of the Proposal.

* * *

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,



Marc S. Gerber

Enclosure

cc: Mary Louise Weber, Esq., Verizon Communications Inc.

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden (by email: FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

· Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Ivan G. Seidenberg
Chairman of the Board
Verizon Communications Inc. (VZ)
140 West St Fl 29
New York NY 10007
Phone: 212 395-1000

Dear Mr. Seidenberg,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to* FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner



Date

cc: William L. Horton, Jr.
Corporate Secretary
Mary Louise Weber <mary.l.weber@verizon.com>
Assistant General Counsel
(908) 559-5636
FX: 908-696-2068

[VZ: Rule 14a-8 Proposal, October 7, 2010]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 15% of our outstanding common stock (or the lowest percentage permitted by law above 15%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

Our management deleted the title of the proposal on this topic in our 2010 voting materials without the authorization of the Securities and Exchange Commission which is required. I believe management's motivation for this stunt was to skew the high level level of support for this topic.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

Mary Louise Weber
Assistant General Counsel



One Verizon Way
VC54S440
Basking Ridge, New Jersey 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

October 11, 2010

Via Federal Express

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Steiner:

I am writing to acknowledge receipt on October 7, 2010, of an email message from John Chevedden submitting your shareholder proposal dated October 7, 2010 for inclusion in Verizon Communications Inc.'s proxy statement for the 2011 annual meeting of shareholders. Under the Securities and Exchange Commission's (SEC) proxy rules, in order to be eligible to submit a proposal for the 2011 annual meeting, the proponent must have continuously held at least $2,000 in market value of Verizon's common stock for at least one year prior to the date that the proponent submits the proposal. In addition, the proponent must continue to hold at least this amount of the stock through the date of the annual meeting. The proposal, including any accompanying supporting statement, may not exceed 500 words. For your reference, I have attached a copy of the SEC's proxy rules relating to shareholder proposals.

Our records indicate that you are not a registered holder of Verizon common stock. Please provide a written statement from the record holder of your shares verifying that, at the time you submitted your proposal, you had beneficially held the requisite number of shares of Verizon common stock continuously for at least one year and that you continue to hold such shares. The SEC rules require that this documentation be postmarked or transmitted electronically to us no later than 14 days from the day you receive this letter.

Once we receive this documentation, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy statement for the Verizon 2011 annual meeting.

Please do not hesitate to contact me if you have any questions.

Very truly yours,



Mary Louise Weber

Attachment

Cc: William L. Horton, Jr.
John Chevedden

240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

DJF

DISCOUNT BROKERS

Date: 10 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1809 shares of Verizon Communications Inc. (VZ); having held at least two thousand dollars worth of the above mentioned security since the following date: 8/10/00, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Mary Louise Weber	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 908-696-2068	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

· Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Ivan G. Seidenberg
Chairman of the Board
Verizon Communications Inc. (VZ)
140 West St Fl 29
New York NY 10007
Phone: 212 395-1000

NOVEMBER 15, 2010 REVISION

Dear Mr. Seidenberg,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner



Date

cc: William L. Horton, Jr.
Corporate Secretary
Mary Louise Weber <mary.l.weber@verizon.com>
Assistant General Counsel
(908) 559-5636
FX: 908-696-2068

[VZ: Rule 14a-8 Proposal, October 7, 2010, November 15, 2010 Revision]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 15% of our outstanding common stock (or the lowest percentage permitted by law above 15%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies: CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay – $29 million for Dennis Strigl, $17 million for Ivan Seidenberg and $10 million for Lowell McAdam.

Our company gave special performance stock units (PSUs) and restricted stock units outside the scope of our company's long-term incentive plan. Our Executive Pay Committee had discretion to increase our CEO's long-term incentive pay due to subjective criteria. The PSU's covered a three-year performance period, which was not long-term. CEO ownership guideline of 5-times base salary should be 10-times.

Six of our 13 directors had 13 to 23 years long-tenure. Independence tends to decline as tenure goes up. Joseph Neubauer was our highest negative vote-getter and was allowed to continue as Chairman of our Executive Pay Committee. Our newest director, Rodney Slater, was already our second highest negative vote-getter.

Our management deleted the title of the proposal on this topic in our 2010 voting materials without the authorization of the Securities and Exchange Commission which is the rule. I believe management's motivation for this stunt was to understate the high level of support for this topic.

Please encourage our board to respond positively to this proposal in order to initiate improved governance and turnaround the above type practices: **Special Shareowner Meetings – Yes on 3.***

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***


verizon

Mary Louise Weber
Assistant General Counsel

One Verizon Way
VC54S440
Basking Ridge, New Jersey 07920
Tel 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

November 16, 2010

By Email
Mr. John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing to acknowledge receipt on November 15, 2010 of your fax and email message submitting a revised shareholder proposal from Kenneth Steiner for inclusion in Verizon Communications Inc.'s proxy statement for the 2011 annual meeting of shareholders.

Under the Securities and Exchange Commission's (SEC) proxy rules, in order to be eligible to submit a proposal for the 2011 annual meeting, the proponent must have continuously held at least $2,000 in market value, or 1%, of Verizon's common stock for at least one year prior to the date that the proponent submits the proposal. Please refer the copy of Rule 14a-8 that was included in my letter to Mr. Steiner dated October 11, 2010. The letter from DJF Discount Brokers dated October 12, 2010 regarding Mr. Steiner's ownership of Verizon's common stock fails to establish continuous ownership of the requisite number of shares for the one-year period prior to the date of the submission of the revised proposal.

In accordance with Rule 14a-8(f), I request that you furnish, within 14 calendar days of receipt of this letter, a written statement from the record holder of Mr. Steiner's securities verifying that he has continuously held at least $2,000 in market value, or 1%, of Verizon's common stock for at least one year prior to the date of the submission of the revised proposal.

Once we receive this documentation, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy statement for the Verizon 2011 annual meeting.

Please do not hesitate to contact me if you have any questions.

Very truly yours,

Mary Louise Weber

cc: Mr. Kenneth Steiner

Weber, Mary Louise

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 16, 2010 9:05 PM
To: Weber, Mary Louise
Subject: Request for two broker letters (VZ) ,
Follow Up Flag: Follow up
Flag Status: Red

Dear Ms. Weber, The attachment with the company October 11, 2010 letter addressed revisions but did not speak of two broker letters. Therefore please let me know by Thursday of a relevant citation, if any, for the November 16, 2010 request for two broker letters.
Sincerely,
John Chevedden
cc: Kenneth Steiner

EXHIBIT B


DJF

DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number SMA & OMB Memorandum M-07- held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 5700 shares of Alcoa Inc. (AA); having held at least two thousand dollars worth of the above mentioned security since the following date: 3/18/09, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Donna Dabney	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 212-836-2807	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323



DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ____________________, held with National Financial Services ~~Corp.~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2000 shares of American Express Co. (AXP); having held at least two thousand dollars worth of the above mentioned security since the following date: 9/22/95, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Carol Schwartz	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 212-640-0135	Fax #

Exhibit C


DJF
DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 700 shares of Fortune Brands Inc. (FO); having held at least two thousand dollars worth of the above mentioned security since the following date: 3/29/00, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10	# of pages ▶
To Mark Roche	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 847-484-4490	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516·328·2600 800·695·EASY www.djfdis.com Fax 516·328·2323



DISCOUNT BROKERS

Date: 10 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** with National Financial Services Corp. LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 5000 shares of Motorola Inc. (MOT); having held at least two thousand dollars worth of the above mentioned security since the following date: 5/12/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10	# of pages ▶
To Michelle Warner	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 847-576-3628	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323